Filed by: CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

QUESTIONS AND ANSWERS WITH RESPECT TO TENDER RIGHTS

OF PARTICIPANTS IN

THE CBS 401(K) PLAN (THE “PLAN”)

Timeline/Important Dates:

Offer Starts:	June 11, 2014

Offer Expires:	12:00 a.m. Midnight, Eastern Time, on July 9, 2014 (unless the Offer is extended)

Deadline to Tender:	1:00 p.m., Eastern Time, on July 3, 2014

DESCRIPTION OF THE OFFER

1.	What is the Offer?

CBS Corporation (“CBS”) is offering to exchange (the “Offer”) up to 97,000,000 shares of common stock, par value $0.01 per share (“Outdoor Americas common stock”), of CBS Outdoor Americas Inc. (“Outdoor Americas”) in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock, par value $0.001 per share (“CBS Class B common stock”), that are validly tendered and not validly withdrawn. Holders of CBS Class A common stock, par value $0.001 per share (“CBS Class A common stock,” and together with the CBS Class B common stock, the “CBS common stock”), may participate in the Offer by conditionally converting their shares of CBS Class A common stock to CBS Class B common stock and tendering such shares. If such tendered shares are not accepted in the Offer, such shares will not be converted into CBS Class B common stock and will remain CBS Class A common stock.

The CBS Class A Company Stock Fund is an investment option available under the Plan, which primarily consists of shares of CBS Class A common stock along with a small cash component (the “Class A Stock Fund”). The CBS Class B Company Stock Fund is an investment option available under the Plan, which primarily consists of shares of CBS Class B common stock along with a small cash component (the “Class B Stock Fund”). The Class A Stock Fund and the Class B Stock Fund are collectively referred to as the “Funds” and each a “Fund” in this document.

Participants in the Plan who directed that a portion of their Plan accounts be invested in the Funds have the right to separately direct whether or not The Bank of New York Mellon, the trustee of the Plan (the “Trustee”), will accept the Offer for tender or instruct to conditionally convert and tender, as applicable, with respect to their proportional interests in each Fund. Participants may instruct the Trustee to accept the Offer for tender by mail, toll-free telephone call or via the Internet. If instructing the Trustee by mail, Participants should indicate their intention to tender on the enclosed Instruction Form and return the form authorizing the Trustee to accept the Offer for tender or conditionally convert and tender, as applicable, either in the enclosed, pre-addressed envelope or by mailing the form to:

Ellen Philip Associates

Independent Tabulator

Attn: CBS 401(k) Plan

134 West 26th Street

New York, NY 10001

A pre-addressed envelope is enclosed for the purpose of returning your Instruction Form. If responding by mail, you should return your completed Instruction Form by mail to Ellen Philip Associates (the “Independent Tabulator”) in ample time to ensure that it is received before 1:00 p.m., Eastern Time, on July 3, 2014.

If responding by toll-free telephone call or via the Internet, participants should call 1-866-849-9671 or visit https://www.tabulationsplus.com/cbs before 1:00 p.m., Eastern Time, on July 3, 2014.

The terms and conditions of the Offer are fully described in the enclosed Prospectus, dated June 11, 2014 (the “Prospectus”). You are urged to read the Prospectus carefully.

        This document is not designed to encourage you to tender or conditionally convert and tender, or refrain from doing such with your proportional interest in either of the Funds, as applicable. None of CBS, Outdoor Americas, their respective boards of directors, the Trustee, the Independent Tabulator, the Information Agent (as defined below), the Recordkeeper (as defined below) or any Plan fiduciary is making any recommendation regarding whether you should tender or conditionally convert and tender, or refrain from doing such with your proportional interest in either of the Funds in the Offer.

For purposes of these Questions and Answers, references to the term “tender” are intended to mean “conditionally convert and tender” in the case of the Class A Stock Fund, as applicable.

2.	What are my rights under the Offer?

The Plan’s records indicate that you have directed that a portion of your Plan account be invested in the Class B Stock Fund. You may have also directed that a portion of your Plan account be invested in the Class A Stock Fund, in which case the Instruction Form enclosed in this mailing will reflect that you have an interest in both Funds.

When you invest a portion of your Plan account in either of the Funds, your proportional interest in such Fund is reflected in the form of units, each of which consists of a partial share of CBS Class A or Class B common stock, as applicable, plus a small amount of cash. The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), requires that plan assets be held in trust, and the shares of CBS common stock that make up each of the Funds are held in an account that is in the Trustee’s name rather than the Plan’s participants. Consequently, only the Trustee may tender shares of CBS Class B common stock in the Offer. However, you have the ability to direct whether or not the Trustee will tender those shares of CBS Class B common stock representing your proportional interest in each of the Funds.

You may separately direct the Trustee to tender all, a percentage or none of your proportional interest in the Class B Stock Fund and, if applicable, you may separately direct the Trustee to conditionally convert and tender all, a percentage or none of your proportional interest in the Class A Stock Fund. The Trustee will tender shares of CBS common stock by aggregating all Plan participant instructions, but only in accordance with your instructions as well as those of the other Plan participants. Unless you affirmatively instruct the Trustee to tender, you will be deemed to have instructed the Trustee to tender none of your proportional interest in either Fund in the Offer.

3.	What Tender Offer materials did I receive and what is the purpose of each document?

In addition to these Questions and Answers, the following materials are enclosed in this mailing:

1. Letter to Participants in the CBS 401(k) Plan. This letter gives you details for participating in the Offer with respect to your proportional interests in the Funds.

2. Blackout Notice. This letter describes the “blackout period” that will apply to the portion of your Plan account invested in each Fund that you instruct the Trustee to tender. Please read this document carefully.

3. Prospectus. This document describes all of the terms and conditions of the Offer. Please read this document carefully.

4. Instruction Form. You must complete, sign and mail this document to the Independent Tabulator in the enclosed pre-addressed envelope or communicate your intention by toll-free telephone call or via the Internet if you wish to direct the Trustee to tender some or all of your proportional interests in the Funds. If you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in either Fund in the Offer.

5. Reply Envelope. A pre-addressed envelope is provided for your convenience. If you decide to tender some or all of your proportional interest in either Fund, you may use this envelope to mail the completed Instruction Form to the Independent Tabulator. We urge you to consider communicating your instructions by toll-free telephone or via the Internet, but if you would prefer to mail your Instruction Form, please do so in ample time to ensure that the Independent Tabulator receives it before 1:00 p.m., Eastern Time, on July 3, 2014. Again, if you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in either Fund in the Offer.

4.	How do I direct the Plan’s Trustee?

You can instruct the Trustee to accept the Offer for tender by (i) completing the Instruction Form as described, signing and dating it, and returning it to the Independent Tabulator by mail, (ii) calling the Independent Tabulator toll-free or (iii) instructing the Independent Tabulator via the Internet.

More specifically, to validly direct the Trustee to tender on your behalf, you should do the following:

1. Review Instructions. Read carefully and follow exactly the instructions in (i) the Letter to Participants in the CBS 401(k) Plan and (ii) the Instruction Form. These documents will tell you how to direct the Trustee regarding your proportional interest in each of the Funds.

2. To Tender By Mail: If directing the Trustee to tender on your behalf by mail, you must fully complete, sign and date the enclosed Instruction Form. Your Instruction Form will indicate whether your Plan account is invested in (a) both the Class A Stock Fund and the Class B Stock Fund or (b) only the Class B Stock Fund. Designate on the Instruction Form the whole percentage of your proportional interest that you wish the Trustee to tender in the Offer. If you are invested in both Funds, you may separately direct the Trustee with respect to your proportional interest in each Fund. If you do not fully complete the Instruction Form as required or if your Instruction Form is not signed and dated, your direction cannot be honored and the Instruction Form will be invalid in all respects, even if timely received by the Independent Tabulator. We have enclosed a pre-addressed return envelope with these materials. You may use this pre-addressed envelope to return your completed Instruction Form if you wish to have the Trustee tender on your behalf.

3. To Tender By Toll-Free Telephone Call. If directing the Trustee to tender on your behalf by toll-free telephone call, call the Independent Tabulator at 1-866-849-9671. Have your control number, which appears on the right-hand side of the enclosed Instruction Form, available when you call.

4. To Tender By Internet. If directing the Trustee to tender on your behalf via the Internet, visit https://www.tabulationsplus.com/cbs. Have available your control number, which appears on the top right-hand side of the enclosed Instruction Form.

5. To Obtain Information About Your Plan Account Balance. You may obtain information about your Plan account balance and the value of your proportional interest in each of the Funds in the “My Accounts” section of the Plan’s website, which you can access through the CBS & YOU Portal by visiting www.cbsandyou.com, or by calling Mercer HR Services, LLC (the “Recordkeeper” or “Mercer”) toll free at 1-800-581-4222 (Mon – Fri, between 9:00 a.m. and 7:00 p.m. Eastern Time).

Please be precise in providing your instruction and please act promptly. If you have any questions regarding the materials enclosed with these Questions and Answers, please contact Georgeson Inc., the information agent for the Offer (the “Information Agent”), toll-free at 1-800-509-0984. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday.

5.	What is the deadline for directing the Trustee to tender?

If you wish to tender, the Independent Tabulator must receive the Instruction Form or receive your instructions by toll-free telephone call or via the Internet before 1:00 p.m., Eastern Time, on July 3, 2014. If the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in either Fund in the Offer. The Trustee and the Independent Tabulator will determine all questions as to the form and validity (including time of receipt) of all tender instructions, in their sole discretion, and their decisions shall be final and binding.

6.	How do I mail instructions to the Independent Tabulator?

If directing the Trustee to tender on your behalf by mail, please return your Instruction Form promptly recognizing the slow delivery time inherent in the U.S. mail. You may mail your Instruction Form to the Independent Tabulator in the pre-addressed reply envelope that has been provided for this purpose. Alternatively, you may send your Instruction Form by first-class mail or by registered, certified, express or overnight delivery to: Ellen Philip Associates, Independent Tabulator, Attn: CBS 401(k) Plan, 134 West 26th Street, New York, NY 10001. Do not deliver your Instruction Form to the human resources department at CBS or to the Trustee or the Recordkeeper. The method of delivery of Instruction Forms is at the election and risk of the Plan participant. If the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in either Fund in the Offer.

If you direct the Trustee to tender on your behalf by mail, it is important that you retain the top portion of your Instruction Form containing your unique control number, which you will need if you subsequently decide to change or withdraw your directions to the Trustee (See Question 12 below).

7.	Must I provide directions to the Trustee?

You must respond if you wish the Trustee to tender all or a percentage of your proportional interest in either Fund. If you do not wish to tender any portion of your proportional interest in either Fund, there is nothing you need to do.

8.	What portion of my proportional interest in each Fund may I tender and how do I learn what my proportional interest in each Fund is worth?

You may tender a whole percentage up to 100% of your proportional interest in each of the Funds (even if your contributions are not fully vested) determined as of 1:00 p.m., Eastern Time, on July 3, 2014. You may obtain information about the value of your proportional interest in each of the Funds in the “My Accounts” section of the Plan’s website, which you can access through the CBS & YOU Portal by visiting www.cbsandyou.com, or by calling the Recordkeeper toll free at 1-800-581-4222 (Mon – Fri, between 9:00 a.m. and 7:00 p.m. Eastern Time).

If you choose to participate in the Offer, you must either (a) instruct the Trustee to tender “all” of your proportional interest in a Fund or (b) instruct the Trustee to tender only the specific percentage of your proportional interest in a Fund that you designate. If you submit an Instruction Form by mail, please make sure that you carefully complete, date and sign the form. If you instruct the Trustee to tender a whole percentage of your proportional interest in a Fund but do not indicate the specific percentage of your interest to be tendered, the Trustee will tender 100% of your proportional interest in such Fund.

9.	Why must I direct the tender of my proportional interest in the Funds by percentage, rather than by designating a set number of shares of CBS common stock associated with my interests in the Funds?

A percentage designation allows the Trustee to take into account transactions involving the Funds that might be affected after you complete and send your instructions to the Independent Tabulator, such as additional contributions which are credited to the Class B Stock Fund. As a result, the Trustee will tender shares of CBS common stock based upon the most recent information available to the Trustee as of the date that the Trustee submits the tendered shares in the Offer.

10.	What if I also hold shares of CBS common stock outside of the Plan?

If a portion of your Plan account is invested in one or both of the Funds and you also own shares of CBS common stock (either in your possession or held by a bank or brokerage firm, or otherwise) outside of the Plan, you will receive two or more sets of Offer materials. You should be careful to follow the different instructions that may apply. See the Prospectus for more details.

11.	Who will know whether I participated in the Offer?

Your directions to the Trustee will be kept confidential. Except as required for the proper administration of the Plan and the Offer, no CBS employee, officer or director will learn of your instruction unless such disclosure is required by law.

12.	Can I change my mind and direct the Trustee NOT to tender, or change the percentage of my proportional interest in a Fund to be tendered by the Trustee?

Yes, you can withdraw or change your previously submitted instructions to the Trustee by issuing a new instruction to the Trustee by toll-free telephone call or via the Internet. You may not issue a new instruction by mail. Your new instruction will cancel any prior instruction. Any new instructions must be received by the Independent Tabulator before 1:00 p.m., Eastern Time, on July 3, 2014 in order to be valid.

To issue a new instruction by phone, call 1-866-849-9671. To issue a new instruction via the Internet, visit https://www.tabulationsplus.com/cbs.

13.	What if I have general questions about the Offer?

Please contact the Information Agent, toll-free at 1-800-509-0984, if you have general questions about the Offer. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday. You should also review the Prospectus that was included in the enclosed materials.

14.	Could the Offer be extended?

CBS may elect to extend the Offer for any reason by issuing a press release or other public announcement no later than 9:00 a.m., Eastern Time, the morning after the original expiration date for the Offer. If the Offer is extended by more than two business days, the deadline for Plan participants to instruct the Trustee whether or not to tender may also be extended, if administratively feasible. CBS will determine, in its sole discretion, whether the deadline for Plan participants will be extended, and its decision shall be final and binding. If the deadline is extended for Plan participants, an announcement will be posted to the Plan’s website, which you can access through the CBS & YOU Portal by visiting www.cbsandyou.com. Please note, however, that any new deadline for Plan participants may be a different date and time than the deadline applicable to CBS shareholders who hold their shares of CBS common stock outside of the Plan.

15.	Does CBS have to accept the Trustee’s tender?

CBS has offered to exchange up to 97,000,000 shares of Outdoor Americas common stock it holds for shares of its Class B common stock. As previously explained, holders of shares of CBS Class A common stock may also participate in the Offer by conditionally converting their shares into shares of CBS Class B common stock and tendering. If shares of CBS Class B common stock are tendered in the Offer at a level that, if accepted, would require CBS to exchange more than 97,000,000 shares of Outdoor Americas common stock (i.e., the Offer is oversubscribed), the tendered shares of CBS Class B common stock (including any shares of CBS Class A common stock that were conditionally converted) will be accepted for exchange on a pro rata basis.

You should also be aware that CBS does not have to complete the Offer unless the conditions described in the Prospectus under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where permissible, waived before the expiration of the Offer. For example, CBS is not required to complete the Offer unless (i) a predetermined number of shares of Outdoor Americas common stock will be distributed in exchange for shares of CBS Class B common stock that are tendered in the Offer, (ii) CBS receives an opinion of counsel to the effect that the Offer will qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended, and (iii) the private letter rulings from the Internal Revenue Service regarding the Offer and Outdoor Americas’ qualification as a REIT, among other things, continue to be effective and valid. CBS may waive any or all of the conditions to the Offer, subject to limited exceptions. Outdoor Americas has no right to waive any of the conditions to the Offer.

16.	What if CBS does not complete the Offer?

If CBS does not complete the Offer, no portion of your Plan account that you directed the Trustee to tender will be accepted by CBS for exchange.

17.	What if the Offer is oversubscribed?

If you instruct the Trustee to tender all or a percentage of your proportional interest in either Fund and the Offer is oversubscribed, only the prorated portion of your interest in such Fund(s) that is accepted will be exchanged. The remainder will continue to be invested in the Class A Stock Fund or Class B Stock Fund, as applicable, as though you had elected not to tender that portion of your Plan account.

While shares of both CBS Class A and CBS Class B common stock will be able to participate in the Offer in accordance with the Offer’s terms, please note that the shares of CBS Class A common stock must be conditionally converted to shares of CBS Class B common stock and tendered. If the Offer is oversubscribed and such tendered shares are not accepted in the Offer, such shares will not be converted into CBS Class B common stock and will remain CBS Class A common stock.

18.	How can my proportional interest in the Class A Stock Fund participate in the Offer?

To the extent you instruct the Trustee to tender your proportional interest in the Class A Stock Fund is conditionally converted and subsequently accepted for tender, the shares of CBS Class A common stock associated with your interest will be conditionally converted into an equal number of shares of CBS Class B common stock and tendered in the Offer, even if the two classes of CBS common stock are of differing value when at the time of tender.

19.	How will I know if CBS has accepted all or a portion of the Trustee’s tender?

The exchange will be reflected in your Plan account as a transfer from the applicable Fund into a new Outdoor Americas Company Stock Fund to be formed under the Plan. The exchange will occur as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires.

OPERATION OF THE PLAN DURING THE OFFER

20.	If no portion of my Plan account is invested to either Fund, how will my Plan account be affected by the Offer?

If, as of 1:00 p.m., Eastern Time, on July 3, 2014, no portion of your Plan account is invested in either Fund, your Plan account will not be impacted in any way by the Offer. Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be invested as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

21.	If a portion of my Plan account is invested in one or more of the Funds, but I did not instruct the Trustee to tender, how will my Plan account be affected by the Offer?

If you do not instruct the Trustee to tender all or a percentage of your proportional interest in either Fund, your Plan account will not be impacted in any way by the Offer. Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be invested as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

22.	If I have elected to tender all or a percentage of my proportional interest in one of the Funds, how will my Plan account be affected by the Offer?

Blackout Notice: If you instruct the Trustee to tender all or a percentage of your proportional interest in either of the Funds, then as of 1:00 p.m., Eastern Time, on July 3, 2014, transactions involving the tendered portion of your Plan account will be prohibited until all processing related to the Offer has been completed (including any extension of the Offer), unless the Offer is terminated. This period of restriction is referred to as a “blackout period.” The blackout period will be lifted as soon as practicable after the expiration of the Offer (including any extension), but may not occur until approximately ten (10) business days after expiration (i.e., during the week of Monday, July 21, 2014). Once the blackout period is lifted, an announcement will be posted to the Plan’s website, which you can access through the CBS & YOU Portal by visiting www.cbsandyou.com. Any proportional interests exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the applicable Fund(s) into a new Outdoor Americas Company Stock Fund to be formed under the Plan.

Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be invested as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution. During the blackout period, you may still transfer assets between funds that are not subject to the blackout period via mail or telephone, but direction of your investments via the Internet is not allowed. However, please note that certain transactions (including your ability to request a loan, an in-service withdrawals or a full or partial distribution) involving the non-tendered portion of your Plan account remain prohibited until the blackout period is lifted.

You can call the Information Agent for the Offer, toll-free, at 1-800-509-0984 to obtain updated information on expiration dates and deadlines. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday. For information about the Plan, you may visit the Plan’s website, which can be accessed through the CBS & YOU Portal by visiting www.cbsandyou.com, or call the Recordkeeper, toll free, at 1-800-581-4222 (Mon – Fri, between 9:00 a.m. and 7:00 p.m. Eastern Time).

23.	What happens if I request a distribution, withdrawal or reallocation of assets invested in either Fund following the announcement of the Offer, but before or during the blackout period?

Distributions and withdrawals from the Plan and transfers into or out of your Plan account will be processed in accordance with normal procedures prior to the start of the blackout period. However, if you have submitted an Instruction Form directing the Trustee to tender all or a percentage of your proportional interest in either Fund, no transactions involving that portion of your Plan account will occur during the blackout period as described in the previous question.

24.	What if my Plan account is scheduled to be auto-rebalanced during a blackout period?

If you instruct the Trustee to tender all or a percentage of your proportional interest in either of the Funds and your Plan account is scheduled to be auto-rebalanced during the period beginning after July 3, 2014 and ending prior to August 1, 2014, please note that your auto-rebalance transaction will be postponed until Monday, August 11, 2014. Thereafter, your Plan account will be auto-rebalanced with the same frequency that you had selected and which was in place prior to such postponement (e.g., quarterly, annually, etc.), starting from August 11, 2014. For more information about the auto-rebalance feature or to modify how often your Plan account is rebalanced, you may visit the Plan’s website, which can be accessed through the CBS & YOU Portal by visiting www.cbsandyou.com, or call the Recordkeeper, toll free, at 1-800-581-4222 (Mon – Fri, between 9:00 a.m. and 7:00 p.m. Eastern Time).

25.	What if the investment of my Plan account is professionally managed by Financial Engines?

If you instruct the Trustee to tender all or a percentage of your proportional interest in either of the Funds, your instruction will be valid even if you have elected to have the investment of your Plan account professionally managed by Financial Engines. Remember that your proportional interest in the Funds that is eligible to be tendered in the Offer will be determined as of 1:00 p.m., Eastern Time, on July 3, 2014, which may be different than at the time you submit your instruction.

If, prior to the blackout period, you would like to modify the percentage of your Plan account which is invested in either Fund, you must affirmatively cancel the professional management of your Plan account by Financial Engines. For more information about Financial Engine’s professional management, you may visit the Plan’s website, which can be accessed through the CBS & YOU Portal by visiting www.cbsandyou.com. To cancel the professional management service of your Plan account, you will need to call Financial Engines, toll free, at 1-800-601-5957 (Mon – Fri, between 9:00 a.m. and 9:00 p.m. Eastern Time). If you choose to cancel professional management of your Plan account, please note that the request will take one to two business days to be processed.

REINVESTMENT OF OFFER PROCEEDS

26.	How will the Plan invest the proceeds received in the Offer?

If you direct the Trustee to tender all or a percentage of your proportional interest in either Fund, your share of the proceeds that the Trustee receives in exchange for the portion of your proportional interest in the Fund(s) that was tendered and accepted will be held in the new Outdoor Americas Company Stock Fund to be formed under the Plan. This amount will include the transfer of any cash associated with your proportional interest in the Fund(s) that is not eligible for tender in the Offer. The exchange will occur as soon as practicable after the expiration of the Offer (including any extension), but may not occur until approximately ten (10) business days after the expiration.

27.	Can I sell the Outdoor Americas common stock that is associated with my proportional interest in the new Outdoor Americas Company Stock Fund?

Unless you have previously been notified by Outdoor Americas that you are subject to other restrictions (such as preclearance requirements), you will be free to sell the shares of Outdoor Americas common stock held in your proportional interest in the new Outdoor Americas Company Stock Fund, subject to the terms and conditions of the Plan. Any shares that you elect to sell will be subject to the same rules and fees that previously applied to sales of your proportional interest in the Class B Stock Fund.

28.	Will the Outdoor Americas Company Stock Fund continue to be offered as an investment option under the Plan following the exchange?

CBS intends to maintain the Outdoor Americas Company Stock Fund as an investment option under the Plan only for a brief period of time. The Outdoor Americas Company Stock Fund will be removed from the Plan’s investment lineup at 4:00 p.m., Eastern Time, on Friday, September 26, 2014. We are advising you of this change now so that you may consider this when deciding whether or not to instruct the Trustee to tender your proportional interest in either Fund in the Offer and, if you choose to participate in the Offer, so that you are aware of your right to move your assets out of the Outdoor Americas Company Stock Fund into other available investment options offered under the Plan in advance of the scheduled closing date of the Outdoor Americas Company Stock Fund.

If after completion of the Offer your Plan account has any assets invested in the Outdoor Americas Company Stock Fund, you can transfer the assets to any other investment option before the fund closes at 4:00 p.m., Eastern Time, on September 26, 2014. If your Plan account has any assets invested in the Outdoor Americas Company Stock Fund at 4:00 p.m., Eastern Time, on September 26, 2014, your assets, together with the assets of all other investors in the fund, will be liquidated over a period of up to four (4) business days, beginning on Monday, September 29, 2014. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your account and to the accounts of all other participants that had a remaining balance in the fund as of 4:00 p.m., Eastern Time, on September 26, 2014. During this liquidation period, your assets that had been invested in the fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On Friday, October 3, 2014, or if earlier the first business day following the liquidation period, your share of the proceeds of the sales of the fund assets will be invested in the Plan’s qualified default investment alternative, which is the BlackRock LifePath Fund with the target date closest to the year you will reach age 65. At that time, the freeze will lift, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website, which you can access through the CBS & YOU Portal by visiting www.cbsandyou.com, once the freeze is lifted.

Note: Investments in target date retirement funds are subject to the risks of their underlying investments. The year in the fund name refers to the approximate year (the target date) when an investor in the fund is expected to retire and leave the workforce. Over time, target date retirement funds will gradually shift its emphasis from more aggressive investments to more conservative ones as the target date approaches. An investment in any of the BlackRock LifePath Funds is not guaranteed at any time, including on or after the target date.

29.	Can I purchase additional shares of Outdoor Americas common stock in my Plan account?

No. The new Outdoor Americas Company Stock Fund will be a “closed” fund, which means that you will not be able to purchase additional interests (in the form of units) in the fund after the Offer expires. You will be permitted to transfer amounts out of the Outdoor Americas Company Stock Fund and into other investment funds offered under the Plan, but will not be permitted to transfer any new amounts into this fund.

30. What is the tax treatment of any shares of Outdoor Americas common stock that are credited to my Plan account as a result of the Offer?

You will not be subject to federal income tax when the Trustee tenders shares of CBS common stock at your instruction, or when shares of Outdoor Americas common stock are received by the Outdoor Americas Company Stock Fund in which your Plan account is invested following expiration of the Offer. Any shares of Outdoor Americas common stock associated with your proportional interest in the Outdoor Americas Company Stock Fund as a result of the Offer will have the same tax basis as the corresponding shares of CBS common stock tendered by the Trustee. In connection with eligible distributions of Outdoor Americas common stock from the Outdoor Americas Company Stock Fund prior to its closure, any net unrealized appreciation (i.e., the increase in the fair market value of the shares over the tax basis of the shares) will be unaffected by the exchange.

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by CBS Outdoor Americas Inc. with the SEC and a Schedule TO being filed by CBS Corporation with the SEC. The prospectus, which is included in the registration statement, contains important information about CBS Corporation, CBS Outdoor Americas Inc., the separation and related matters. CBS Corporation will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. when they become available and before making any investment decision.

None of CBS Corporation, CBS Outdoor Americas Inc. or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any shareholder of CBS Corporation should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the prospectus.

Shareholders of CBS Corporation will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. at the SEC’s website at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS Corporation at www.cbscorporation.com or CBS Outdoor Americas Inc. at www.cbsoutdoor.com.

CBS Corporation has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, please contact the information agent at 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).